--------------------------------------------------------------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                          NOTICE OF EXEMPT SOLICITATION

1.  Name of the registrant:
Biogen Idec Inc.

2. Name of person relying on exemption:
HealthCor Management, L.P.

3. Address of person relying on exemption:
HealthCor Management, L.P.
Carnegie Hall Tower
152 West 57th Street, 43rd Floor
New York, New York 10019

4. Written Materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1).



--------------------------------------------------------------------------------

                                                               November 18, 2009

Biogen Idec Inc.
14 Cambridge Center
Cambridge, MA 02142
Phone: (617) 679-2000
Fax: (617) 679-2617


ATTN:

James Mullen, President and Chief Executive Officer, Director
Bruce R. Ross, Chairman of the Board
Marijn E. Dekkers, Director
Alex Denner, Ph.D., Director
Nancy L. Leaming, Director
Richard Mulligan, Ph.D., Director
Robert W. Pangia, Director
Stelios Papadopoulos, Ph.D., Director
Brian S. Posner, Director
Lynn Schenk, Director
William D. Young, Director


Members of the Board of Directors:

By way of background, HealthCor Management, L.P. is the investment adviser to private investment funds that currently own 3,650,000 shares, representing 1.3% of Biogen Idec Inc.'s ("Biogen Idec" or the "Company") outstanding shares. As you are aware, we have been investors in the Company for over a year.

We reference letters we sent to the Members of the Board of Directors on November 12, 2008 and July 20, 2009, which recommended that the Board act to return cash to shareholders.

In this letter, we highlight three areas where we are particularly disappointed with the Company:

     1) The disconnect between James Mullen's compensation and Biogen Idec's stock performance;

     2) The lack of a consistent commitment to return cash to shareholders; and

     3) The Company's excessive and fruitless Research and Development spend.

We ask the Board to take swift action to remedy our concerns, which we believe will result in an immediate and meaningful creation of shareholder value.

JAMES MULLEN'S COMPENSATION IS INCONSISTENT WITH BIOGEN IDEC'S POOR STOCK PERFORMANCE

Despite the fact that the Company's fundamentals continue to improve, we are frustrated that Biogen Idec's stock price has declined since the time of our initial letter to the Board on November 11, 2008 (the stock price was $46.80 as of November 11, 2008 compared with $46.05 today).

In fact, Biogen Idec's stock price has experienced no material growth for nearly six years, and is currently trading near levels seen prior to the Tysabri BLA filing in 2004 ($44.26 on February 17, 2004). During this time, the Company's CEO, James Mullen, has sold more than $85 million of stock, which we estimate to be nearly half of all his eligible holdings, and based on the Company's proxy statement has collected almost $63 million in total compensation.

James Mullen has made considerable personal profits while running Biogen Idec and has egregiously continued to sell down his personal holdings in the Company, while investors have been left holding the bag. To summarize: James Mullen has sold over $85 million of stock and collected almost $63 million in compensation and yet stock holders have seen almost no return on their investment. We demand that the Board take steps to ensure that Mr. Mullen's compensation is more closely aligned with the interests of the shareholders he is working for.

BIOGEN IDEC MUST TAKE CONTINUED ACTION TO RETURN CASH TO SHAREHOLDERS

For the past twelve months, we have repeatedly urged members of Biogen Idec's Board of Directors and management to take decisive action to return cash to shareholders, such that senior management members are not the only ones benefitting from Biogen Idec's strong operating performance. We proposed that the Company "announce a specific and continued commitment" to return cash to shareholders through a "long-term stock buyback program" of $500 MILLION TO $1 BILLION ANNUALLY. Recently, the Company announced an intended $1 billion share repurchase program, but would not commit to a specific timeframe or additional repurchases thereafter. We believe this "intention" is inadequate, representing further stalling on behalf of the Board and a continuation of the pattern of inaction we have seen over the past year.

There have been many examples of research supporting our recommendation that a long-term share buyback program is the best use of Biogen Idec's cash. In fact, a historical analysis of stock price performance based on how companies decide to allocate excess capital, yields compelling results: firms that buy back significant amounts of their own stock, outperform the market over 80% of the time and dramatically outperform those that use cash for mergers and acquisitions, increasing dividends, or reinvestment.

Once again, we strongly urge the Board to live up to its fiduciary responsibility to shareholders and announce a definitive plan to repurchase $500 million to $1 billion of stock each year. Such a commitment would demonstrate a significant vote of confidence in Biogen Idec's base business and would draw attention away from near term Tysabri trends by showing that the Company is poised to achieve strong bottom-line growth for the foreseeable future.

We continue to believe that Biogen Idec's impressive cash flow potential is overlooked by Wall Street and that the Company is significantly undervalued based on our DCF-derived price target. We assume the Board shares this view. We believe a long-term, sustained share repurchase program would be a far more accretive use of cash than would any near term acquisition. We urge the Board to immediately focus on our recommendation and commence a meaningful, sustained share repurchase program.

BIOGEN IDEC'S R&D BUDGET HAS BEEN EXCESSIVE AND UNPRODUCTIVE

We also believe that the Company has failed to maximize its earnings and cash generation potential, by focusing an outsized portion of its resources to Research and Development, an area where the Company has had little recent success.

Biogen Idec dramatically outspends all of its large cap biotech peers on Research and Development, with R&D margins that are almost 10% higher than the group average.

------------------------------------------------------------------------
                  R&D MARGINS (HISTORICAL AND CONSENSUS)*
------------------------------------------------------------------------
                        2007A      2008A     2009E      2010E     2011E
                    ---------- --------- ---------- --------- ----------
CELG                     24%        24%       26%        24%       24%
GILD                     12%        12%       12%        13%       13%
GENZ**                   18%        17%       18%        16%       16%
AMGN                     21%        19%       18%        18%       18%
DNA***                   20%        20%       20%        20%       19%
                    ---------- --------- ---------- --------- ----------
AVERAGE                  19%        18%       19%        18%       18%

------------------- ---------- --------- ---------- --------- ----------
BIIB****                 29%        26%       27%        27%       26%
------------------- ---------- --------- ---------- --------- ----------

* Non-GAAP consensus estimates.
** GENZ 2008 R&D spend excludes $491mm in up-front license fees.
*** DNA consensus estimates from prior to acquisition by Roche.
**** BIIB R&D estimate for 2009 excludes $110mm ACOR payment.

Biogen Idec's disproportionate spend on R&D has not been overlooked by Wall Street. Recent sell side analyst reports have highlighted the Company's outsized spend on R&D relative to its peers, and have questioned the quality of the spend itself, given recent pipeline disappointments. One analyst report suggests that Biogen Idec would be worth $5 to $6 more per share, if the Company cut R&D to a more reasonable 23% of sales.

We have run our own analysis showing that the Company could save up to $400 million per year if R&D margins were reduced to a group average of less than 20% of revenues. This would contribute approximately $1 per share in EPS, which at Biogen Idec's current 2010 PE multiple would be worth $10 per share to the stock price.

Despite Biogen Idec's excessive spending on Research and Development, the Company has performed remarkably poorly from a clinical standpoint. The Company has spent nearly $4.5 billion on R&D from the start of 2005 through the third quarter of 2009 (approximately one-third of the Company's current market capitalization), but has not brought a single new drug to market in that time.

Furthermore, as illustrated in the table below, Biogen Idec's internal development has been particularly disappointing as only two of the Company's late stage programs (Phase 2 or beyond) have either been developed internally or are unpartnered (PEG Avonex and Avonex in Ulcerative Colitis). We do not understand why the Company has continued to designate such an outsized portion of their revenues to Research and Development, when results have been so poor. We believe that it is imperative that Biogen Idec take steps to meaningfully decrease its current R&D budget and target a spend rate similar to the average of its peers.


                                  BIOGEN IDEC'S PIPELINE PRODUCTIVITY HAS BEEN DISAPPOINTING
--------------------------------------------------------------------------------------------------------------------------
            CURRENT PIPELINE                  FAILED/DISCONTINUED             LABEL EXPANSIONS        MARKETED DRUGS FROM
                                              PROGRAMS SINCE 2005                SINCE 2005           PIPELINE SINCE 2005
------------------------------------ --------------------------------- -------------------------- ------------------------
              PRECLINICAL                     PRECLINICAL/PHASE 1         *Tysabri Crohn's (Elan)             None
              -----------                     -------------------
               Anti-Fn14                          IFN beta GD
       * RAF inhibitor (Sunesis)                   TAG72 mAb
               Anti-LINGO                    * Anti-BR3 mAb (DNA)
              S1P1 Agonist                      * BAFF-R (DNA)
                  BART                    Alpha v-beta 6 integrin mAb
       * Factor VIII (Biovitrum)
               Anti-FcRn                           PHASE 2/3
                                                   ---------
                                                * CDP323 (UCB)
                PHASE 1                     * Fontolizumab (Facet)
                -------                           Baminercept
              Anti-IGF-1R                      *Rituxan LN (DNA)
       * Neublastin (Ns Gene A/S)             *Rituxan PPMS (DNA)
        *Anti-CD40 Ligand (UCB)               *Rituxan SLE (DNA)
               Anti-TWEAK                * Ocrelizumab Naive RA (DNA)
            Anti-CRIPTO mAb                * Ocrelizumab Lupus (DNA)
        *Tysabri oncology (Elan)                  Lumiliximab
                                                   Galiximab
                PHASE 2                       *Tysabri RA (Elan)
                -------
         * Volociximab (Facet)                   REGISTRATION
             * GA101 (DNA)                       ------------
      * HSP90 inhibitor (Conforma)          *Rituxan DMARD IR (DNA)
          *BIIB 014 (Vernalis)
     * Aviptadil (mondoBiotech AG)
               Avonex UC
     * Lixivaptan CHF (Cardiokine)
          * ADENTRI CHF(CVTX)
          *ADENTRI ADHF (CVTX)
         * Ocrelizumab MS (DNA)
         * BG-12 RA (Fumapharm)

                PHASE 3
                -------
       * Lixivaptan (Cardiokine)
         * BG-12 MS (Fumapharm)
        * Daclizumab MS (Facet)
         * Ocrelizumab RA (DNA)
          *Rituxan ANCA (DNA)
               PEG Avonex
        * Factor IX (Biovitrum)

              REGISTRATION
              ------------
         * Fampridine (Acorda)
           *Rituxan CLL (DNA)



* Represents programs that were either in-licensed or are partnered, with the third party name in parentheses.

Once again, we urge the Board to focus on our recommendations and take decisive action to (i) revisit the compensation of its CEO, (ii) commence a recurring share buyback program, and (iii) reduce Research and Development spend. We fear that continued acquiescence to the status quo will be viewed as an indictment of the Board's lack of focus on shareholder value creation.

As always, we welcome the opportunity to discuss the above with you, but believe the time to act is now. Thank you for your prompt attention to this important matter.

Regards,

HealthCor Management, L.P.

By: HealthCor Associates, LLC, its general partner



By:                                        By:
    ------------------------------             --------------------------------
Joseph P. Healey                           Arthur B. Cohen

Portfolio Manager                          Portfolio Manager





CC:

PRIMECAP Management
ClearBridge Advisors LLC
Barclay's Global Investors UK
Fidelity Management & Research
Icahn Capital LP
Goldman Sachs Group
State Street Corporation
Vanguard Group Inc.
Capital Research Group Investors
Invesco Ltd.